

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 18, 2008

Zsolt Rumy
Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

> **Re: Zoltek Companies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **File No. 0-20600**

Dear Mr. Rumy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief